Exhibit 8.1

List of Subsidiaries

Subsidiary	Year of Incorporation	Jurisdiction of Incorporation
Hoshin GigaMedia Center Inc.	1998	Taiwan
GigaMedia (HK) Limited	2004	Hong Kong
GigaMedia International Holdings Limited	2004	British Virgin Islands
GIGM Corporation	2021	Cayman Islands
FunTown World Limited	2005	British Virgin Islands
GigaMedia Online Entertainment Corp.	2009	Cayman Islands
FunTown Hong Kong Limited	1999	Hong Kong
GigaMedia Freestyle Holdings Limited	2009	British Virgin Islands
GigaMedia Cloud Services Co. Ltd.	2011	Taiwan
GigaMedia Development Corporation	2013	Taiwan
GigaMedia (Cayman) Ltd.	2015	Cayman Islands